SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

AMERICAN LIFE HOLDING COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027224 10 4

(CUSIP Number)

Manuel B. Losada, Pres.

American Life Holding Company, Inc.

43 South Pompano Highway, Suite 277

Pompano Beach, FL 33069

                     (954) 840-8372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(continued on following pages)

(page 1 of 5 pages)

CUSIP No. 027224 10 4	Page 2 of 5

(1)	Names of reporting persons

Norman Joseph

(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)

OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or place of organization

USA

Number of shares beneficially owned by each reporting person with

(7)	Sole Voting Power

68,403

(8)	Shared Voting Power

-0-

(9)	Sole Dispositive Power

68,403

(10)	Shared Dispositive Power

-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

68,403

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)	Percentage of Class Represented by Amount in Row (11)

17.5%

(14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 027224 10 4	Page 3 of 5

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of American Life Holding Company, Inc. (the “Issuer”) whose principal executive offices are located at 43 South Pompano Parkway, Suite 277, Pompano Beach, FL 33069.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Norman Joseph, an individual.
(b)	Mr. Joseph’s business address is 43 South Pompano Parkway, Suite 277, Pompano Beach, FL 33069.
(c)	Mr. Joseph is principally engaged in business as a business developer.
(d)	During the past five years, Mr. Joseph has not been convicted in a criminal proceeding.
(e)

During the past five years Mr. Joseph was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The $40,000 purchase price for the securities of the Issuer acquired by Mr. Joseph was advanced on Mr. Joseph’s behalf by Fund-Tech Solutions LLC, a Florida limited liability company. The loan is evidenced by a promissory note in the principal amount of $40,000, bearing interest at the rate of 6% per annum, maturing on August 15, 2010. The securities acquired by Mr. Joseph are not the subject of a security interest held by the lender, and have not been pledged to the lender.

Item 4.	Purpose of Transaction.

The securities of the Issuer acquired by Mr. Joseph were acquired for investment purposes. Following the acquisition, Mr. Joseph owns approximately 17.5% of the issued and outstanding common stock of the Issuer. There are no plans or proposals by Mr. Joseph which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of director or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (vii) changes in the Issuer’s charter, bylaws or instructions corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.

CUSIP No. 027224 10 4	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Norman Joseph owns of record and beneficially 68,403 shares of common stock of the Issuer which represents approximately 17.5% of the outstanding shares of common stock of the Issuer (based upon the number of outstanding shares reported by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2009). Mr. Joseph enjoys sole voting and dispositive power over such shares.

On August 28, 2009, Norman Joseph and Manuel B. Losada acquired an aggregate of 342,017 shares (the “Shares”) or approximately 87.4% of the issued and outstanding shares of common stock of the Issuer, from ten shareholders of the Issuer (the “Sellers”). The acquisition was governed by the terms of a Stock Purchase Agreement. Mr. Joseph purchased 68,403 of the Shares for an aggregate of $40,000 (see Item 3, above) and now individually owns approximately 17.5% of the issued and outstanding shares of common stock of the Company. The balance of the Shares is owned individually by Mr. Losada.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2, above, and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

Exhibit 1	Stock Purchase Agreement dated August 28, 2009

CUSIP No. 027224 10 4	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2009	/s/ Norman Joseph

Norman Joseph

Exhibit 1

STOCK PURCHASE AGREEMENT

by and among

Manuel B. Losada and Norman Joseph

and

CERTAIN STOCKHOLDERS LISTED ON EXHIBIT A

As of August 28, 2009

STOCK PURCHASE AGREEMENT (“Agreement”), dated as of August 28, 2009 by and among Manuel B Losada (“Losada”) and Norman Joseph (“Joseph” and together with Losada, the “Buyers” or individually a “Buyer”), and certain of the stockholders of American Life Holding Company, Inc. (“Company”) listed on Exhibit A (individually a “Seller” and collectively the “Sellers”) attached hereto.

WITNESSETH:

WHEREAS, Buyers desires to purchase (the “Purchase”)in the aggregate 342,017 shares (the “Shares”) of common stock, par value $.001 per share, of the Company (the “Common Stock”) representing approximately 87.4% of the issued and outstanding shares of Common Stock, from the Sellers, including 232,051 shares of Common Stock owned by Archer W. Bishop, Jr. MD (the “Principal Seller”), for an aggregate purchase price of $200,000 and the Sellers desire to sell the Shares to the Buyers;

WHEREAS, the Company is a corporation subject to the reporting requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, the shares of Common Stock are quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “ALFE;”

WHEREAS, immediately following the closing of the Purchase, the outstanding securities of the Company shall be 391,449 shares of Common Stock consisting of (a) 342,017 shares of Common Stock owned by the Buyers, and (b) 49,432 shares of Common Stock owned by the Company’s other stockholders.

NOW, THEREFORE, in consideration of the promises and the mutual covenants, representations and warranties contained herein, the parties hereto do hereby agree as follows:

1.	SALE OF SECURITIES, ETC.

1.1       Share Purchase. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2.1 below) to be held pursuant to Section 2 below, the Sellers shall sell, assign, transfer, convey and deliver to Buyers in the amounts set forth on Exhibit A, and Buyers shall purchase and acquire from the Sellers, good and marketable title to the Shares, free and clear of all mortgages, liens, encumbrances, claims, equities and obligations to other persons of every kind and character, except that the Shares will be “control securities” as defined in the Securities Act of 1933, as amended (the “Securities Act”). The aggregate purchase price for the Shares shall be $200,000 payable to the Sellers in the amounts set forth on Exhibit A (the “Purchase Price”).

1.2       Post-Closing Capital Structure. Immediately following the Closing there shall be no outstanding securities of the Company except options, as more fully described in Section 3.2(g) of this Agreement, to purchase 52,500 shares of Common Stock and 391,449 shares of Common Stock consisting of (a) 342,017 owned by the Buyers; and (b) 49,432 shares of Common Stock owned by approximately 35 other stockholders of record of the Company.

2.	THE CLOSING

2.1       Place and Time. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard NW, Suite 210, Boca Raton, Florida 33431, on such date (the “Closing Date”) and time as the parties shall so agree. Except as agreed to by the parties, the Closing shall occur on or before September 1, 2009.

2.2       Deliveries by the Sellers. At the Closing, the Sellers shall deliver the following to Buyers:

(a)        Certificates representing the 342,017 Shares, duly endorsed for transfer to Buyers, and accompanied by duly executed stock powers in blank (with medallion signature guarantees) or irrevocable letter of transfer for shares that are held in DTC form, together with such other documents or instruments, if any, as may be necessary (in the opinion of the Buyers), to convey the Shares to Buyers (and/or its designees) as provided herein;

(b)        Duly executed copy of this Agreement; and

(c)        All other documents, instruments and writings required (or reasonably requested by the Buyers and/or its counsel), by this Agreement to be delivered by the Sellers at the Closing.

2.3       Deliveries by the Principal Seller. At the Closing, the Principal Seller shall coordinate with the Company and shall deliver to the Buyers the following:

(a)        A certificate issued by the Florida Secretary of State as to the good standing of the Company as of the date no later than five (5) days prior to the Closing;

(b)        A true and complete copy of the Articles of Incorporation and all amendments thereto of the Company as in effect as of the date of the Closing, certified by the Secretary of State of Florida; and

(c)        A true and correct copy of the By-Laws (as amended) of the Company as in effect as of the date of the Closing,

(d)        The Company’s minute books containing the resolutions and actions by written consent of the directors and stockholders of the Company and the Company’s other books and records, including the Company’s financial and accounting records (including the Company’s general ledger), all banking records and federal and state tax and other regulatory filings in whatever media they exist, including paper and electronic media.

(e)        Duly executed resignation of (1) Archer W. Bishop as a director from the Board of Directors of the Company, and (2) all consultants of the Company.

(f)        All other documents, instruments and writings required by this Agreement to be delivered by the Company at the Closing, all of the Company’s original books of account and record, and any other documents or records relating to the Company’s business reasonably requested by Buyers in connection with this Agreement.

2.4       Deliveries by Buyers. At the Closing, the Buyers shall deliver the following to the Sellers:

(a)        The Purchase Price payable by wire transfer to each of the Sellers in the respective amounts set forth on Exhibit A, in accordance with wire transfer instructions provided by each of the Sellers.

(b)        Duly executed copy of this Agreement.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND PRINCIPAL SELLER

3.1       The Sellers represent, warrant and covenant to and with Buyers, as of the date of Closing, as an inducement to Buyers to enter into this Agreement and to consummate the transaction contemplated hereby as follows:

(a)        Ownership of the Shares. Each Seller is the record and beneficial owner of the Shares attributed to it on Exhibit A and owns such Shares free and clear of any lien, pledge, encumbrance, charge, security interest, claim or right of another, and has the absolute right to sell and transfer such Shares to the Buyers as provided in this Agreement without the consent of any other person or entity. Upon transfer of the Shares to Buyers hereunder, Buyers will acquire good and marketable title to the Shares free and clear of any lien, pledge, encumbrance, charge, security interest, claim or right of another.

(b)        Authorization of Agreement. Each Seller has full power and authority to execute this Agreement and consummate the transactions contemplated hereby, and this Agreement is binding on such Seller and enforceable in accordance with the terms hereof and thereof except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors’ rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies against the Sellers under or by virtue of this Agreement or such other agreement or instrument. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not violate or conflict with or constitute a default under any contract, agreement or commitment of any kind to which such Seller is a party or by which such Seller or such Seller’s property is bound, or to such Seller’s knowledge, any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over such Seller or any of such Seller’s property.

3.2       The Principal Seller represents, warrants and covenants to and with Buyers, as of the date of Closing, as an inducement to Buyers to enter into this Agreement and to consummate the transaction contemplated hereby as follows:

(a)        No Breach. Neither the execution and delivery of this Agreement nor compliance by the Sellers with any of the provisions hereof nor the consummation of the transactions and actions contemplated hereby will:

(1)        violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Company;

(2)        violate or, alone or with notice of the passage of time, result in the material breach or termination of, or otherwise give any contracting party the right to terminate, or declare a material default under, the terms of any agreement or other document or undertaking, oral or written to which the Company is a party or by which it or any of the Company’s properties or assets may be bound;

(3)        result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company pursuant to the terms of any such agreement or instrument;

(4)        violate any statute, ordinance, regulation judgment, order, injunction, decree or award of any court or governmental or quasi governmental agency against, or binding upon the Company or upon any of their respective properties or assets; or

(5)        violate any law or regulation of any jurisdiction relating to the Company or any of its assets or properties.

(b)        Obligations; Authorizations. The Company is not (i) in violation of its Articles of Incorporation or bylaws or any judgment, order, injunction, award or decree which is binding on the Company or any of its assets, properties, operations or business which violation, by itself or in conjunction with any other such violation, would materially and adversely affect the consummation of the transaction contemplated hereby; or (ii) in violation of any law or regulation or any other requirement of any governmental body, court or arbitrator relating to it, or to its assets, operations or businesses which violation, by itself or in conjunction with other violations of any other law, regulation or other requirement, would materially adversely affect the consummation of the transaction contemplated hereby.

(c)        Consents. All requisite consents of third parties, including, but not limited to, governmental or other regulatory agencies, federal, state or municipal, required to be received by or on the part of the Company for the execution and delivery of this Agreement and the performance of the obligations hereunder have been obtained and are in full force and effect. The Company has fully complied with all conditions of such consents.

(d)        SEC Reports. The Company has filed in a timely manner with the Securities and Exchange Commission (the “SEC”), all reports required to be filed by it under the Exchange Act, and is “current” in its reporting obligations thereunder. The Company has made available to Buyers a true and correct copy of all filings made by the Company with the SEC since its inception (collectively, the “SEC Reports”). As of their respective dates, the SEC Reports comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and none of the SEC Reports contained an untrue statement of a material fact required to be stated therein, omits to state a material fact or any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)        Financial Statements. The financial statements (the “Financial Statements”) of the Company included in the SEC Reports (including in each case the related notes thereto) (i) are in accordance with the books and records of the Company, (ii) are correct and complete in all material respects, (iii) present fairly the financial position and results of operations of the Company as of the respective dates indicated (subject, in the case of unaudited statements, to normal, recurring adjustments, none of which were material) and (iv) have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”).

(f)        Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has full power and authority to own, lease and operate its properties and to carry on its business as now being and as heretofore conducted. The Company is not qualified or licensed to do business as a foreign corporation in any other jurisdiction and neither the location of its assets nor the nature of its business requires it to be so qualified.

(g)        Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, of which 391,449 shares of Common Stock and no shares of Preferred Stock are presently issued and outstanding. There are currently outstanding options and or warrants to purchase an aggregate of 52,500 shares of the Company’s Common Stock as follows: 49,500 warrants outstanding with an exercise price $10.00 per share exercisable in perpetuity issued to two persons, and 3,000 options outstanding with an exercise price of $10.00 per share expiring the earlier of October 2012 or thirty (30) days following termination with the Company (the “Outstanding Dilutive Securities”). Other than the Outstanding Dilutive Securities, there are no warrants, options, subscription rights or other commitments of any character granted by the Company relating to the issued or unissued shares of capital stock of the Company not set forth in this Section 3.2(g). All outstanding shares of Common Stock, including the Shares, are validly issued, fully paid and non-assessable.

(h)        Articles of Incorporation, and By-Laws; Amendment to Charter Document. The Principal Seller has delivered to Buyers a true and complete copy of the Articles of Incorporation and By-Laws of the Company as in effect on the date hereof, certified by the Secretary of the Company in the case of the By-Laws and by the Secretary of State of the State of Florida in the case of the Articles of Incorporation.

(i)         Officers and Directors. The Secretary’s Certificate provided therewith identifies all of the current officers and directors of the Company, subject to the resignation of Archer W. Bishop at the Closing as contemplated by Section 2.3(e) above.

(j)         Taxes, Liabilities Etc.

(1)        The Company has filed all federal, state and local tax returns which are required to be filed by it, through and including the date hereof and as of the Closing date, including, but not limited to, its Federal Income Tax Returns and Florida Franchise Tax Returns and all taxes shown to be due thereon (together with any applicable penalties and interest) have been paid. The Company has not incurred any liability for taxes except in the ordinary course of business. The Company has paid or provided adequate reserves for all taxes which have become due for all periods prior to the date of this Agreement or pursuant to any assessments received by it or which the Company is obligated to withhold from amounts owing to any employee, creditor or other third party as at or with respect to any period prior to the date of this Agreement. The federal Income tax Returns of the Company have never been audited by the Internal Revenue Service. The Company has not waived any statute of limitations in respect of taxes, nor agreed to any extension of time with respect to a tax assessment or deficiency.

(2)        On the Closing date, there are no liabilities, debts or obligations of the Company, whether accrued, absolute, contingent or otherwise (the “Liabilities”).

(k)        Adverse Developments. Since June 30, 2009, there has been no material adverse change in the business, operations or condition (financial or otherwise) of the Company; nor has there been since such date, any damage, destruction or loss, whether covered by insurance or not, materially or adversely affecting the business, properties or operations of the Company.

(l)         Actions and Proceedings. The Company is not subject to any outstanding orders, writs, injunctions or decrees of any court or arbitration tribunal or any governmental department, commission, board, agency or instrumentality, domestic or foreign, against, involving or affecting the business, properties or employees of the Company or the Company’s right to enter into, execute and perform this Agreement (or any of the transactions contemplated hereby). There are no actions, suits, claims or legal, administrative or arbitration proceedings or investigations, including any warranty or product liability claims (whether or not the defense thereof or liabilities in respect thereof are covered by policies of insurance) relating to or arising out of the business, properties or employees of the Company pending or, to the best knowledge of the Principal Seller, threatened against or affecting the Company.

(m)       Compliance with Laws. The Company has complied in all material respects with all laws, ordinances, regulations and orders applicable to the conduct of its business, including all laws relating to environmental matters, employees and working conditions.

(n)        Bank Accounts and Credit Cards. Set forth on Exhibit 3.2(n) hereto, is a description of the Company’s bank account which shall be terminated within a reasonable time following Closing. The Company has no Credit Cards.

(o)        Stockholders. Attached hereto as Exhibit 3.2(o) is a current stockholder list as provided by the Company’s transfer agent. Immediately following the Closing, the Company shall continue to have at least 35 stockholders other than the Buyers.

(p)        Capitalization; No Preemptive Rights, Etc. As of the date of this Agreement, the Company has authorized 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. All of the issued and outstanding shares of Common Stock are duly authorized and validly issued and outstanding, fully paid and non-assessable. There are no pre-emptive rights (or other similar rights, including any rights of first refusal) outstanding relating to the Shares.

(q)        Subsidiaries. There are no corporations, partnerships or other business entities controlled by the Company. As used herein, “controlled by” means (i) the ownership of not less than fifty (50%) percent of the voting securities or other interests of a corporation, partnership or other business entity, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a corporation, partnership or other business entity, whether through the ownership of voting shares, by contract or otherwise. The Company has not made any investments in, nor does it own, any of the capital stock of, or any other proprietary interest in, any other corporation, partnership or other business entity.

(r)        Litigation, Compliance with Law. There are no actions, suits, proceedings, or governmental investigations (or any investigation of any self-regulatory organization) relating to the Company or to any of its properties, assets or businesses pending or, to the best of the Principal Seller’s knowledge, threatened, or any order, injunction, award or decree outstanding against the Company or against or relating to any of its properties, assets or businesses. The Company is not in violation of any law, regulation, ordinance, order, injunction, decree, award or other requirements of any governmental body, court or arbitrator relating to its properties, assets or business.

(s)        Agreements and Obligations; Performance. Except as set forth on Schedule 3.2(s), the Company is not a party to, or bound by any: (i) contract, arrangements, commitment or understanding; (ii) contractual obligation or contractual liability of any kind to any Company stockholder; (iii) contract, arrangement, commitment or understanding with customers or any officer, employee, stockholder, director, representative or agent thereof for the repurchase of products, sharing of fees, the rebating of charges to such customers, bribes, kickbacks from such customers or other similar arrangements; (iv) contract for the purchase or sale of any materials, products or supplies which contain, or which commits or will commit it for a fixed term; (v) contract of employment with any officer or employee not terminable at will without penalty or premium or any continuing obligation of liability; (vi) deferred compensation, bonus or incentive plan or agreement not cancelable at will without penalty or premium or any continuing obligation or liability: (vii) management or consulting agreement not terminable at will without penalty or premium or any continuing obligation or liability; (viii) lease for real or personal property (including borrowings thereon), license or royalty agreement; (ix) union or other collective bargaining agreement; (x) agreement, commitment or understanding relating to the indebtedness for borrowed money; (xi) contract which, by its terms, requires the consent of any party thereto to the consummation of the transactions contemplated hereby; (xii) contract containing covenants limiting the freedom of the Company to engage or compete in any line of business or with any person in any geographic area; (xiii) contract or opinion relating to the acquisition or sale of any business; (xiv) voting trust agreement or similar stockholders’ agreement; and/or (xiv) other contract, agreement, commitment or understanding which materially affects any of its properties, assets or business, whether directly or indirectly, or which was entered into other than in the ordinary course of business.

(t)         Permits and Licenses. The Company is in compliance in all material respects with all requirements, standards and procedures of the federal, state, local and foreign governmental bodies which issued such permits, licenses, orders, franchises and approvals.

(u)        Employee Benefit Plans. The Company does not maintain and is not required to make contributions to any “pension” and “welfare” benefit plans (within the respective meanings of Sections 4(2) and 4(1) of the Employee Retirement Income Security Act of 1974, as amended).

(v)        Trading. The shares of Common Stock are quoted on the OTCBB under the symbol “ALFE.” The Company has not received any correspondence and/or notice (nor has any reason to believe it will in the future receive) regarding the continued eligibility of the Common Stock to be quoted on the OTCBB.

(w)        Insurance. The Company has no insurance policies.

(x)         Sarbanes-Oxley

(1)        The Company (i) makes and keeps accurate books and records and (ii) maintain and has maintained effective internal control over financial reporting as defined in Rule 13a-15 under the Exchange Act and a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of the Company’s financial statements in conformity with GAAP and to maintain accountability for its assets, (C) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for the Company’s assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(2)        The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it will file or submit under the Exchange Act is accumulated and communicated to management of the Company, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(3)        As of the date hereof, (i) the Company has not been advised of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company and each of its subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its subsidiaries, and (ii) there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(4)        There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(y)        Disclosure. Neither this Agreement, nor any certificate, exhibit, or other written document or statement, furnished to the Buyers by the Sellers in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.

4.	REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers represent and warrant to the Sellers as of the date of the Closing, as follows:

4.1       Authorization of Agreement. Each Buyer is fully able, authorized and empowered to execute and deliver this Agreement, and any other agreement or instrument contemplated by this Agreement, and to perform its obligations contemplated hereby and thereby. This Agreement, and any such other agreement or instrument, upon execution and delivery by Buyers (and assuming due execution and delivery hereof and thereof by the other parties hereto and thereto), will constitute the legal, valid and binding obligation of each of the Buyers, in each case enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors’ rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies against the Buyers under or by virtue of this Agreement or such other agreement or instrument.

4.2       No Buyers Defaults. Neither the execution and delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will (i) violate, conflict with or result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or constitute a default under the terms of, any mortgage, bond, indenture or material agreement to which either of Buyers are a party or by which the Buyers or any of their property or assets may be bound or materially affected, (ii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body against, or binding upon, the Buyers or upon the property of the Buyers, or (iii) constitute a violation by the Buyers of any applicable law or regulation of any jurisdiction as such law or regulation relates to Buyers or to the property of the Buyers.

4.3       No Litigation, Etc. There is no material suit, action, or legal, administrative, arbitration or other proceeding or governmental investigation pending or, to Buyers’ best knowledge, threatened against, materially affecting or which will materially affect consummation of the transactions contemplated hereby.

4.4       Investment Intent. Each Buyer is acquiring the securities being purchased pursuant to this Agreement for its own account and for investment purposes and not with a view to distribution or resale, nor with the intention of selling, transferring or otherwise disposing of all or any part of the Shares except in compliance with all applicable provisions of the Securities Act, the rules and regulations promulgated by the SEC thereunder, and applicable state securities laws.

4.5       Legend. Each Buyer understands that all certificates representing securities of the Company received by it pursuant to this Agreement that are control securities shall bear the following legend, or one substantially similar thereto:

“The securities represented by this certificate are considered control securities under the Securities Act of 1933.”

4.6       Disqualification Provisions. No Buyer is, and each Buyer agrees that no person designated or appointed by the Buyers to serve as an officer or director of the Company, will be subject to the disqualification provisions described in 17 CFR 230.262 (the “bad boy provisions”), and the following does not apply to a Buyer or such designated or appointed persons:

(a)        filed a registration statement which is the subject of a currently effective stop order entered pursuant to a federal or state law within five (5) years prior to the commencement of the offering;

(b)        been convicted within five (5) years of a felony or misdemeanor in connection with the purchase or sale of a security or a felony involving fraud or deceit including forgery, embezzlement, obtaining money under false pretenses, larceny or conspiracy to defraud;

(c)        is currently subject to a federal or state administrative order or judgment entered by that state’s securities administrator within five (5) years prior to reliance on this exemption or is subject to a state’s administrative order or judgment in which fraud or deceit was found and the order or judgment was entered within five (5) years of the expected offer and sale of a security in reliance upon this exemption;

(d)        is currently subject to a state’s administrative order or judgment which prohibits the use of an exemption from registration in connection with the purchase or sale of a security; or

(e)        is subject to an order, judgment or decree of a court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to an order, judgment or decree of a court of competent jurisdiction, entered within five (5) years prior to the commencement of the offering permanently restraining or enjoining, the person from engaging in or continuing a conduct or practice in connection with the purchase or sale of a security or involving the making of a false filing with a state.

4.7       Information on Buyers. Each of the Buyers is an “accredited investor,” as such term is defined in Regulation D promulgated by the Securities Act, is experienced in investments and business matters, has made investments of a speculative nature and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable it to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to this Agreement, which represents a speculative investment. The Buyers are each able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof.

5.	AGREEMENTS OF THE PARTIES.

The Sellers and the Buyers (as to covenants they expressly are providing below in this Section 5) hereby covenant and agree as follows:

5.1       Public Announcements. No party hereunder shall, without the express prior written consent of the Company and the Buyers make any announcement or otherwise disclose any information regarding this Agreement and/or the transactions contemplated hereby other than as required by law or otherwise deemed advisable in counsel’s opinion to ensure compliance with public disclosure requirements under the federal securities laws; provided, however, that the parties hereto agree that the Company, following the closing of the Purchase, shall file such reports under the Exchange Act as may be required thereunder within the period prescribed thereby.

5.2       Brokers. Each of the Company and the Sellers on the one hand, and the Buyers on the other hand represent and warrant to the other that neither has employed any broker, finder or similar agent and no person or entity with which each has had any dealings or communications of any kind is entitled to any brokerage, finder’s or placement fee or any similar compensation in connection with this Agreement or the transaction contemplated hereby.

5.3       Expenses. Each of the parties hereto agrees to bear its own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transaction contemplated hereby; provided at Closing the Buyers agrees to pay $2,500 to Schneider Weinberger & Beilly LLP for legal fees in preparing this Agreement and related documents.

5.4       Further Assurances. Each of the parties shall execute such documents or other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated in this Agreement.

5.5       Termination of Line of Credit. On the Closing, the Buyers and Principal Seller agree that the line of credit dated August 30, 2008 in the amount of $100,000 (“Line of Credit”) extended to the Company by the Principal Shareholder shall be terminated and no amounts will be due and owing thereunder.

6.	NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

6.1       Nature of Statements. All statements contained in any Exhibit, certificate or other instruments delivered by or on behalf of any party hereto pursuant to this Agreement shall be deemed representations and warranties by such party.

6.2       Survival of Representations and Warranties. Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, all covenants, agreements, representations and warranties made hereunder or pursuant hereto or in connection with the transaction contemplated hereby shall survive the Closing and continue in effect through the six month anniversary of the Closing.

7.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE BUYERS

The obligations of the Buyers to effectuate the Closing is subject to the fulfillment, prior to the date of Closing, of each of the following conditions (any one or more of which may be waived by the Buyers unless such condition is a requirement of law).

7.1       Representations and Warranties. All representations and warranties of the Company and the Sellers contained in this Agreement and in any written statement, Exhibit or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby shall be true and correct in all material respects as of the date hereof.

7.2       Covenants. The Company and the Sellers shall have performed and complied in all material respects with all covenants and other agreements required by (or contained in) this Agreement to be performed or complied with or by them prior to or at the Closing Date.

7.3       No Actions. No action, suit, proceeding or investigation shall have been instituted against the Sellers or the Company, and be continuing before a court or before or by a governmental body or agency, and be unresolved, to restrain or to prevent or to obtain damages in respect of, the carrying out of the transactions contemplated hereby or which might materially and adversely affect the rights of the Buyers to consummate the transactions contemplated hereby.

7.4       Approvals. The Sellers and the Company shall have obtained all approvals and consents to consummate this Agreement and the transactions to be consummated at the Closing, in accordance with all applicable laws, rules and regulations.

7.5       Due Diligence. The Buyers shall have completed to their sole satisfaction its due diligence of the Company, the Sellers and all other items it deems necessary and/or advisable, and shall be satisfied with the results thereof.

7.6       Closing Documents. The Buyers shall receive all of the documents (executed where applicable) set forth in Section 2.2 and Section 2.3 of this Agreement, which documents shall be in form and substance reasonably satisfactory to the Buyers.

7.7       Resignations. Effective on the Closing Date, Archer W. Bishop shall have resigned as a director of the Company, and each consultant of the Company shall have resigned as consultants of the Company.

7.8       No Material Adverse Changes. There shall not have occurred any material adverse change in the representations and warranties of the Sellers and the Principal Seller hereunder or to the business or financial condition of the Company taken as a whole except that at closing there shall be no or nominal cash of the Company.

8.	CONDITIONS PRECEDENT TO THE OBLIGATION TO THE SELLERS TO CLOSE

The obligations of the Sellers to effectuate the Closing is subject to the fulfillment, prior to the date of Closing, of each of the following conditions (any one or more of which may be waived by the Buyers unless such condition is a requirement of law).

8.1       Representations and Warranties. All representations and warranties of the Buyers contained in this Agreement and in any written statement, Exhibit or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby shall be true and correct in all material respects as of the date hereof.

8.2       Covenants. The Buyers shall have performed and complied in all material respects with all covenants and other agreements required by (or contained in) this Agreement to be performed or complied with by it prior to or at the Closing.

8.3       No Actions. No action, suit, proceeding or investigation shall have been instituted against the Buyers, and be continuing before a court or before or by a governmental body or agency, and be unresolved, to restrain or to prevent or to obtain damages in respect of, the carrying out of the transactions contemplated hereby, or which might materially and adversely affect the rights of the Sellers to consummate the transactions contemplated hereby.

8.4       Approvals. The Buyers shall have obtained all required consents and approvals to this Agreement and the transactions to be consummated at the Closing, in accordance with all applicable laws, rules and regulations.

8.5       Closing Documents. The Sellers shall receive all of the documents set forth in Section 2.4 of this Agreement, which documents shall be in form and substance reasonably satisfactory to the Sellers.

9.	MISCELLANEOUS

9.1       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns. No assignment of this Agreement or of any rights hereunder shall relieve the assigning party of any of its obligations or liabilities hereunder; provided, however, Buyers may assign the securities it receives pursuant to this Agreement.

9.2       Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand, overnight courier, facsimile transmission or prepaid cable or telegram and confirmed in writing, or mailed first class, postage prepaid, by registered or certified mail, return receipt requested (mailed notices and notices sent by facsimile transmission, cable or telegram shall be deemed to have been given on the date sent) as follows:

If to the Sellers, to their respective addresses set forth on the signature page of this Agreement, and if to the Buyers, as follows:

Manuel B. Losada

43 South Pompano Pkwy., Unit 277

Pompano Beach, FL 33069

Facsimile (954) 533-8075

and

Norman Joseph

43 South Pompano Pkwy., Unit 277

Pompano Beach, FL 33069

Facsimile (954) 533-8075

or in any case to such other address or addresses as hereafter shall be furnished as provided in this Section 9.2 by either of the parties hereto to the other party hereto.

9.3       Waiver: Remedies. No delay on the part of any of the Sellers or Buyers in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of the Sellers or Buyers of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity.

9.4       Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings (in writing, oral or otherwise) of the parties relating thereto.

9.5       Amendment. This Agreement may be modified or amended only by written agreement of the parties hereto.

9.6       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute a single instrument.

9.7       Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the State of Florida without regard to the conflicts of laws principles thereof. The parties hereto hereby expressly and irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to, arising out of or under this Agreement, shall be brought solely and exclusively in a federal or state court located in Palm Beach County, Florida. By its execution hereof, the parties hereby expressly covenant and irrevocably submit to the in personam jurisdiction of the federal and state courts located in Palm Beach County, Florida and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in Palm Beach County, Florida. The parties hereto expressly and irrevocably waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. In the event of any such action or proceeding, the party prevailing therein shall be entitled to payment from the other party hereto of its reasonable counsel fees and disbursements in an amount judicially determined.

9.8        Captions. All Section titles or captions contained in this Agreement, in any Exhibit referred to herein or in any Exhibit annexed hereto are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

9.9        Confidential Information. Each party agrees that such party and its representatives will hold in strict confidence all information and documents received from the other parties and, if the transactions herein contemplated shall not be consummated, each party will continue to hold such information and documents in strict confidence and will return to such other party all such documents (including the documents annexed to this Agreement) then in such receiving party’s possession without retaining copies thereof, provided, however, that each party’s obligations under this Section 9.9 to maintain such confidentiality shall not apply to any information or documents that are in the public domain at the time furnished by the others or that become in the public domain thereafter through any means other than as a result of any act of the receiving party or of its agents, officers, directors or stockholders which constitutes a breach of this Agreement, or that are required by applicable law to be disclosed.

9.10      Representation. Each of the Buyers and Sellers acknowledge that Schneider Weinberger & Beilly LLP (“SWB”) has from time to time in the past represented (a) the Company in certain legal matters not related to the transactions contemplated by this Agreement and (b) one or more of the Buyers in certain legal matters not related to the transactions contemplated by this Agreement. The Buyers and Sellers further acknowledge that SWB is not representing either the Buyers or the Sellers in connection with this Agreement or the transactions contemplated by this Agreement, but rather that SWB prepared this Agreement and the documents contemplated by this Agreement to facilitate the transactions contemplated hereby without representing either party. Each of the Buyers and each of the Sellers understands that SWB has not represented its individual interest in connection with the transactions contemplated hereby and confirms that it has had the opportunity to have this Agreement reviewed by its own counsel prior to the execution hereof. Accordingly, each party hereto agrees to and hereby waives any actual or potential conflict of interest which exists or may arise by reason of SWB’s services provided hereunder.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

BUYERS:

/s/ Manuel B. Losada

Manuel B. Losada

/s/ Norman Joseph

Norman Joseph

SELLERS:

/s/ Archer W. Bishop, Jr. Archer W. Bishop, Jr. Address: _________________________________ ______________________________ ______________________________	/s/ Lila K. Pfleger Lila K. Pfleger Address: _________________________________ ______________________________ ______________________________
/s/ Jane P. Bell for the Estate of John H. Bell John H. Bell Address: ________________________________ ______________________________ ______________________________	/s/ Ron Reel Ron Reel Address: ________________________________ ______________________________ ______________________________
/s/ Jane P. Bell Jane P. Bell Address: _________________________________ ______________________________ ______________________________	/s/ Judy Powell Walker Judy Powell Walker Address: _________________________________ ______________________________ ______________________________

/s/ Ella Chesnutt Ella Chesnutt Address: _________________________________ ______________________________ ______________________________	/s/ Amanda Williams Hurley Amanda Williams Hurley Address: _________________________________ ______________________________ ______________________________
RM Consulting By: /s/ Jimmy Rodefer Title: Owner Address: _________________________________ ______________________________ ______________________________	/s/ James McDonough James McDonough Address: _________________________________ ______________________________ ______________________________

Exhibit A

Selling Stockholders

NAME	SHARES		PURCHASE PRICE

Archer W. Bishop, Jr.	232,051		$135,695.54
John H. Bell (1)	26,500		$15,496.30
Jane P. Bell	15,174		$8,873.24
Ella Chesnutt	20,000		$11,695.33
RM Consulting	25,000		$14,619.16
Lila K. Pfleger	6,109		$3,572.35
Ron Reel	3,000		$1,754.31
Judy Powell Walker	3,061		$1,789.98
Amanda Williams Hurley	1,122		$656.12
James McDonough	10,000		$5,847.67
	342,017	shares	$200,000.00

(1) UBS Financial Services, Inc. FBO John H. Bell

Buyers

NAME	SHARES

Manual B. Losada	273,614
Norman Joseph	68,403

Exhibit 3.2(n)

Bank Account Information to be listed.

Regions Bank checking account # 5327492141

Regions Bank

151 Major Reynolds Place

Knoxville, TN  37919

865-521-5139

Exhibit 3.2(o)

Certified List of Stockholders

(Delivered to the Buyers and on File with the Company)

Exhibit 3.2(s)

Contracts and Agreements

Agreement by and between Florida Atlantic Stock Transfer Co. for transfer agent services on a month to month basis for $150.00 per month with the right of either party to terminate with 30 days notice with a $1,500 termination fee if the agreement is terminated by the Company.